SIGMA LITHIUM TO RELEASE 3Q 26 EARNINGS RESULTS ON NOVEMBER 13; WATCH CEO ANA CABRAL ON SIGMA’S NEW CHAPTER OF GROWTH

Toronto, November 10, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹, is pleased to announce today that it will release its third quarter 2026 earnings results before the market opens on Friday, November 13, 2026.

Ahead of the results, Sigma Lithium’s Co-Chairperson and CEO, Ana Cabral, sat down with Jessica Fertig, the Company’s Investor Relations Advisor in Australia, for an in-depth conversation on the Company’s new chapter of growth and what it means for Australian and APAC shareholders. In the interview, Ms. Cabral discusses the upsized US$125 million convertible bond into ASX-listed CDIs, which refinances the Company’s maturing debt at a 7% fixed coupon and funds the opening of a lower-cost second mine; the operational recovery following the third quarter; the production outlook for the next 12 months and 2027; and the Phase 2 and Phase 3 growth pipeline. Watch the full interview, “Sigma Lithium (ASX: SAU): A New Chapter for Growth & APAC Investors – September Quarter Update, US$125M Refinancing, Production Outlook,” on Sigma Lithium’s investor relations website at: https://ir.sigmalithiumcorp.com/investors/

CONFERENCE CALL

The Company will hold a conference call to discuss its third quarter 2026 earnings results shortly after, on Friday, November 13, 2026, at 7:00 a.m. EST. Access to the call will be available via webcast. A link to the webcast can be found on Sigma Lithium’s website at:

https://ir.sigmalithiumcorp.com/events/

Webcast Details:

  Event Title: Sigma Lithium Third Quarter 2026 Earnings Results Call
  Event Date: November 13, 2026
  Start Time: 7:00 a.m. EST

Attendee URL: https://mzgroup.zoom.us/webinar/register/WN_LzO2TjsUTs2t_go9aYSpOg#/registration

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”) is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and is dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain. Its Cleantech Industrial Plant combines nearly 100% water reuse, zero use of toxic chemicals, no tailings mud dams, and 100% renewable electricity. For more than three years, Sigma Lithium has recorded no lost-time accidents.

1

The Company plans to resume its Phase 2 expansion in 2027, which is designed to nearly double annual production capacity to 580,000 tonnes. It also plans a Phase 3 expansion to increase capacity further to 830,000 tonnes. For more information about Sigma Lithium, visit our website.

(1)	USGS.

FOR INFORMATION PLEASE CONTACT

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Gabriel Chefaly, Investor Relations Manager

gabriel.chefaly@sigmalithium.com.br

+55 19 9 9848 2231

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazilian Media Contact

media@sigmalithium.com.br

PLEASE FOLLOW US ON SOCIAL MEDIA

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, the completion and terms of the Offering and the use of proceeds therefrom, the expected Closing Date and the receipt of all required regulatory and stock exchange approvals, production guidance for the next 12 months and FY27, the second mine and the Phase 2 and Phase 3 expansion plans, lithium prices, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur are forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations

2

reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

3